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                              December 17, 2021

       Ahmad Glover
       President
       Wireless electrical Grid LAN, WiGL, Inc.
       1919 Commerce Drive, Suite 120
       Hampton, VA 23666

                                                        Re: Wireless electrical
Grid LAN, WiGL, Inc.
                                                            Registration
Statement on Form 1-A
                                                            Filed November 30,
2021
                                                            File No. 024-11732

       Dear Dr. Glover:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A, Filed November 30, 2021

       Financial Statements, page F-1

   1. Please be sure to include an auditor's report that conforms to the requirements outlined within paragraph
(c)(1)(iii) of Part F/S of Form 1-A.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which
 Ahmad Glover
Wireless electrical Grid LAN, WiGL, Inc.
December 17, 2021
Page 2

will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Erin Donahue at 202-551-6001 or Asia Timmons-Pierce at 202-551-
3754 with any other questions.



FirstName LastNameAhmad Glover                        Sincerely,
Comapany NameWireless electrical Grid LAN, WiGL, Inc.
                                                      Division of Corporation
Finance
December 17, 2021 Page 2                              Office of Manufacturing
FirstName LastName